Exhibit 99.1

PRESS RELEASE

Aspen Declares Dividends on Preference Shares

Hamilton, Bermuda, December 1, 2022 – Aspen Insurance Holdings Limited (“Aspen”) (NYSE:AHL) announced today that the Board of Directors has declared the following dividends on its Preference Shares:

•Quarterly dividend of $0.3719 per share on its 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares with a $25 liquidation preference per share (NYSE:AHL PRC);

•Quarterly dividend of $0.3516 per share on its 5.625% Perpetual Non-Cumulative Preference Shares with a $25 liquidation preference per share (NYSE:AHL PRD); and

•Quarterly dividend of $351.56 per share on its 5.625% Perpetual Non-Cumulative Preference Shares with a $25,000 liquidation preference per preference share, represented by depositary shares, each depositary share representing a 1/1000th interest in a preference share (NYSE: AHL PRE), with a $25 liquidation preference per depositary share, with holders of such depository shares to receive $0.35156 per depositary share.

The above dividends will be payable on January 1, 2023 to holders of record as of the close of business on December 15, 2022.
- Ends -

About Aspen Insurance Holdings Limited

Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2021, Aspen reported $13.8 billion in total assets, $7.6 billion in gross reserves, $2.8 billion in total shareholders’ equity and $3.9 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A” (“Excellent”) by A.M. Best Company Inc. and an “A-” (Strong) by Standard & Poor’s Financial Services LLC. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:

This communication and other written or oral statements made by or on behalf of Aspen contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “may,” “seek,” “will,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

There are or will be important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including, but not limited to, factors affecting future results disclosed in Aspen’s filings with the SEC, including but not limited to those discussed under Item 3D, “Risk Factors” in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2021, each of which is incorporated herein by reference.

For further information:
Cecile Locurto
Vice President, Group Communications
Cecile.locurto@aspen.co
646.352.2828